02 MAY -7 AM 10:49

DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

SUPPL

April 23, 2002

File #82-627

02028802

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: Financial Statements for the Six Months ended February 28, 2002

Enclosed is a copy of the above material for your records.

Please call our office if you have any questions.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 5/8

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Dentonia Resources Ltd.	February 28, 2002	02/04/11

ISSUER'S ADDRESS

100-853 Richards Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6B 3B4	1-604-682-1144	1-604-682-1141

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Adolf Petancic	President	1-604-682-1141

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
dentonia@telus.net	http://www.dentonia.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Adolf A. Petancic"	Adolf A. Petancic	02/04/22

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Brian E. Weir"	Brian E. Weir	02/04/22

FIN 51-901f Rev. 2000/12/19

DENTONIA RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE PERIODS ENDED

FEBRUARY 28, 2002 AND 2001

(Unaudited - see Notice to Reader)

MANNING ELLIOTT
CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

NOTICE TO READER

We have compiled the balance sheet of Dentonia Resources Ltd. as at February 28, 2002 and the statements of operations and deficit, and cash flows for the periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Manning Elliott"

CHARTERED ACCOUNTANTS
Vancouver, B.C.
April 3, 2002

DENTONIA RESOURCES LTD.

BALANCE SHEETS

(Unaudited - see Notice to Reader)

	As at February 28, 2002 $	As at August 31, 2001 $
ASSETS		
CURRENT ASSETS		
Cash	17,419	14,985
Accounts receivable	6,815	380
	24,234	15,365
CAPITAL ASSETS (Note 5)	5,247	5,928
MINERAL PROPERTY (Note 4)	12,004	-
	41,485	21,293
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	3,964	9,899
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	7,163,820	7,056,320
SUBSCRIPTION RECEIVED	-	30,000
DEFICIT	(7,126,299)	(7,074,926)
	37,521	11,394
	41,485	21,293

APPROVED BY THE BOARD

"Adolf A. Petancic" Director

"Brian E. Weir" Director

DENTONIA RESOURCES LTD.

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIODS ENDED FEBRUARY 28, 2002 AND 2001

(Unaudited - see Notice to Reader)

	Three Months Ended February 28, 2002 $	Three Months Ended February 28, 2001 $	Six Months Ended February 28, 2002 $	Six Months Ended February 28, 2001 $
GENERAL EXPENSES				
Accounting and legal	1,265	950	2,305	990
Amortization	341	450	682	899
Bank charges and interest	27	56	52	76
Exchange loss (gain)	-	32	-	32
Office and miscellaneous	2,330	1,310	3,794	3,810
Rent	-	2,888	-	5,624
Shareholder relations	4,237	4,629	7,370	11,062
Telephone and communications	805	500	1,106	1,039
Transfer agent and filing fees	5,903	1,987	6,003	4,508
Wages and benefits	12,751	21,942	30,635	41,416
	27,659	34,744	51,947	69,456
OTHER INCOME (EXPENSES)				
Expense recoveries	244	715	574	904
Equity investment losses	-	(2,000)	-	(17,155)
Interest	-	614	-	1,472
	244	(671)	574	(14,779)
NET LOSS FOR THE PERIOD	(27,415)	(35,415)	(51,373)	(84,235)
DEFICIT - BEGINNING OF PERIOD	(7,098,884)	(6,980,381)	(7,074,926)	(6,931,561)
DEFICIT - END OF PERIOD	(7,126,299)	(7,015,796)	(7,126,299)	(7,015,796)
LOSS PER SHARE	(0.01)	(0.01)	(0.01)	(0.01)

DENTONIA RESOURCES LTD.

STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED FEBRUARY 28, 2002 AND 2001

(Unaudited - see Notice to Reader)

	Three Months Ended February 28,		Six Months Ended February 28,	
	2002	2001	2002	2001
	$	$	$	$
CASH FROM (USED IN):				
OPERATING ACTIVITIES				
Net loss for the period	(27,415)	(35,415)	(51,373)	(84,235)
Items not involving cash				
Amortization	341	450	682	899
Equity investment losses	-	2,000	-	17,155
	(27,074)	(32,965)	(50,691)	(66,181)
Change in non-cash working capital items	(22,360)	(1,588)	(24,375)	(1,128)
	(49,434)	(34,553)	(75,066)	(67,309)
FINANCING ACTIVITY				
Capital stock issued	64,250	-	77,500	-
INVESTING ACTIVITY				
Increase in investments and advances	-	(2,000)	-	(17,155)
INCREASE (DECREASE) IN CASH	14,816	(36,553)	2,434	(84,464)
CASH - BEGINNING OF PERIOD	2,603	61,638	14,985	109,549
CASH - END OF PERIOD	17,419	25,085	17,419	25,085

1. NATURE OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, on the assumption that the Company is a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement. The financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Investments

The investments in DHK Resources Ltd. are recorded using the equity method of accounting.

b) Capital assets

Capital assets are stated at cost less accumulated amortization, which is recorded over the useful lives of the assets on the declining balance basis at the following annual rates:

Computer	30%
Furniture and fixtures	20%

c) Mineral properties

Costs relating to the acquisition and exploration of mineral properties are deferred until the properties are placed into commercial production, sold, or abandoned. These costs are to be amortized over the estimated useful life of the property following commencement of production, or written off as properties are sold or abandoned.

d) Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date with resulting exchange gains and losses being included in the determination of income.

e) Loss per share

The loss per share is calculated on the weighted average of shares outstanding during the period.

f) Fair market value of financial instruments

The carrying value of cash, accounts receivable and accounts payable approximate fair market value because of the short maturity of those instruments.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Interim Financial Statements

These interim unaudited financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

3. INVESTMENTS AND ADVANCES

The Company owns a one-third interest in DHK Resources Ltd. ("DHK"), a Northwest Territories corporation which has various interests in potentially diamond bearing mineral claims in the Lac de Gras area of the Northwest Territories.

The investment has been written down to nil as a result of recognizing the proportionate share of the losses of DHK.

4. MINERAL PROPERTY

The costs capitalized relate to the Company's 75% interest in 11 claims in the Lac de Gras area, North West Territories.

5. CAPITAL ASSETS

	Cost $	Accumulated Amortization $	2002 Net Book Value $	2001 Net Book Value $
Computer	16,920	15,415	1,505	1,771
Furniture and fixtures	23,245	19,503	3,742	4,157
	40,165	34,918	5,247	5,928

6. CAPITAL STOCK

Authorized:

100,000,000	Common shares without par value
10,000,000	Class A preferred shares without par value

Issued:	#	$
August 31, 2000	13,074,708	7,043,570
Warrants exercised	75,000	12,750
August 31, 2001	13,149,708	7,056,320
Warrants exercised	150,000	15,000
Shares issued for subscriptions received	300,000	30,000
Private placement	1,250,000	62,500
February 28, 2002	14,849,708	7,163,820

Options and warrants:

Options have been granted and are exercisable in whole or in part until December 10, 2002 allowing the holders to purchase a maximum of 1,195,000 common shares at $0.30 per share.

Warrants have been granted and are exercisable in whole or in part until expiry allowing the holders to purchase a maximum of 1,725,000 common shares at prices ranging from $0.10 to $0.25 per share. Expiry dates range from March 27, 2002 to August 8, 2003.

7. RELATED PARTY TRANSACTIONS

Included in the determination of net loss for the period are salaries to a director recorded at their exchange amounts of $12,000 (2000 - $21,000).

8. LOSSES CARRIED FORWARD

The Company has approximately $1,783,000 in non-capital losses which can be applied to reduce future taxable income, expiring as follows:

	$
2002	393,000
2003	308,000
2004	373,000
2005	242,000
2006	201,000
2007	144,000
2008	122,000

Cumulative Canadian Development and Exploration Expenses of approximately $1,751,000 are available to reduce future taxable income.

Net capital losses which can be applied to reduce future taxable gains amount to $304,000.

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Dentonia Resources Ltd.	February 28, 2002	02/04/11

ISSUER'S ADDRESS

100-853 Richards Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6B 3B4	1-604-682-1144	1-604-682-1141

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Adolf Petancic	President	1-604-682-1141

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
dentonia@telus.net	http://www.dentonia.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Adolf A. Petancic"	Adolf A. Petancic	02/04/22

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Brian E. Weir"	Brian E. Weir	02/04/22

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)
DENTONIA RESOURCES LTD.
For the Six Months ended February 28, 2002

SCHEDULE B: SUPPLEMENTAL INFORMATION

1. See financial statements.
2. Non-arms length expenditures – fiscal year-to-date $15,000

3.(a) Summary of securities issued: 2nd Quarter – 1,300,000 common shares

Date of Issue	Type of Securities	Type of Issue	Number	Price	Total Proceed
Dec. 13, 2001	Common Shares	Exercise of Warrants	50,000	$0.10	$ 5,000
Feb. 1, 2002	Common Shares	Private Placement	1,250,000	$0.05	$62,500
TOTAL:			1,300,000		$67,500

3.(b) **Options Granted:** 2nd Quarter – Nil

Date of Issue	Type of Securities	Type of Issue	Number	Price	Total Proceed

4.(a) **Authorized Capital:**
- 100,000,000 common shares without par value
- 10,000,000 Class A preferred shares without par value

4.(b) **Issued and outstanding shares:** 14,849,708

4.(c) **Options Outstanding:** directors, officers and employees stock options outstanding were as follows:

Name	No. Of Shares	Exercise Price	Expiration Date
Adolf A. Petancic	400,000	0.30	December 10, 2002
James E. McInnes	200,000	0.30	December 10, 2002
Brian E. Weir	200,000	0.30	December 10, 2002
Gerald Carlson	100,000	0.30	December 10, 2002
H. Martyn Fowlds	200,000	0.30	December 10, 2002
Dorothy S.H. Chin	95,000	0.30	December 10, 2002
TOTAL:	1,195,000		

Warrants Outstanding:

Number of Shares	Price	Expiry
75,000	$0.17	on or before March 27, 2002
875,000	$0.25	on or before May 2, 2002
150,000	$0.10	on or before August 8, 2003
625,000	$0.10	on or before February 1, 2003
TOTAL: 1,725,000		

4.(d) No shares are held in escrow

5. The current directors and officers are:
Adolf A. Petancic, Director and President; Gerald G. Carlson, Director; James E. McInnes, Director and Secretary; Brian Weir, Director; Martyn Fowlds, Director.

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

DENTONIA RESOURCES LTD.
For the Six Months ended February 28, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

GENERAL MATTERS, DESCRIPTION OF BUSINESS AND ANALYSES

Diamond Exploration, Lac De Gras, NWT and Other Matters

Dentonia Resources Ltd. (the "Company"), is a 1/3 equity holder in DHK Diamonds Inc. (DHK), a private NWT incorporated company, which is the current operator of DHK, WI and WO claim blocks, situated at Lac de Gras, NWT, Canada.

In February 2002, the Company, on its own account, staked the TT1-12 claims, or approximately 28,000 acres, within the WO claim block, at a cost of approximately $16,000, however, 3 of these claims have been over-staked by a 3rd party; a challenge will be launched.

SouthernEra Resources Ltd. and Aber Diamond Corporation made their pro rata contributions, being 10% and 15% respectively, however, Horseshoe Gold Mining Inc. and Kettle River Resources Ltd., the other two equity holders in DHK, choose not to participate and made counter offers, these counter offers were insufficient to cover the actual pro rata staking costs of the TT claims, or not within a payment schedule as proposed by the Company and were rejected. In fact, a "negative consideration" was offered, which was rejected by the Company, leaving Horseshoe and Kettle River without any interest in the TT claims.

The TT claims contain within their boundaries some of the Falcon or other geophysical targets, some with kimberlite indicator mineral (KIM) support.

To dispel any contrary notions, as expressed elsewhere, the agreement between Kennecott, on the one hand, and DHK, Archon Minerals Limited, and BHP Diamonds Inc. on the other hand, is, in the opinion of management of the Company, a binding and enforceable contract, not only based on the agreement dated August 11, 2000, as modified by letter agreement dated August 31, 2001, all signed by the appropriate officers and managers, but also on the principles of equity, such as "proprietary estoppel", well established in the Province of British Columbia as a legal tenet.

To quote the B.C. Court of Appeal:

> " --- that proprietary estoppel is a modern term used to describe estoppel by encouragement or by acquiescence one party knowingly encouraging another party to act ---".

In the present case, Kennecott did not only signed the relevant agreements but actively encourage DHK to organize the Falcon Survey, and assisted in this survey by providing geophysical and geochemical data to BHP's personnel, who reinterpreted this data and incorporated it in the overall Falcon data, resulting in 22 potential kimberlite targets.

To recapitulate, under the terms of the above agreement Kennecott must convey its 40% interest in the DHK, WI, and WO claim blocks, and 100% interest in certain claims situated at Pellatt Lake, north of Lac de Gras, to DHK Diamonds Inc., subject only to a 1% gross overriding royalty.

To date, Kennecott has failed to make a formal assignment of these interests.

Referring to the Company's news release of March 11, 2002, announcing the mobilization of Archon's drill crew, to test the 22 targets on the WO claim block, with a track mounted rig, these tests have now been postponed to the middle May/June, 2002.

The postponement is due to an unusual minimal snow cover during this spring, the track-mounted drill rig could not be moved, from location to location, without being in violations of the conditions stipulated in the "Land Use Permit".

One hole was drilled, off the winter road, to test a lake bottom gravity low, with negative results; this target had no other geophysical support only down ice, unexplained, KIM support.

Due to the above constraints, further testing had to be abandoned but will, as stated above, be resumed and carried out, with a helicopter transported lighter drill rig, in May/June, 2002.

Alternatively, BHP has offered to drill, in June five high priority targets, at an estimated cost of $200,000.

OPERATIONS AND FINANCIAL CONDITIONS

The Company incurred an administrative expense of $27,659 during the three-month period expiring on February 28. The Company was carried for its pro rata exploration expenses of the Falcon Gravity Survey over the WO block, which totaled $386,000, and is being carried for the drill tests of the Falcon targets.

FINANCING

During the period under review 50,000 warrants at a price of $0.10 a share were exercised, and a private placement of 1,250,000 units at a price of $0.05 were completed, netting the Company $67,500.

LIQUIDITY AND SOLVENCY

As at February 28, 2002, the Company had $17,419 in cash, and a further financing in the near future will be necessary for the day-to-day operation of the Company.

SUBSEQUENT EVENTS

Testing of Falcon targets on the WO block at Lac de Gras, NWT, at sole cost of Archon Minerals Limited, to begin in May 2002.

INVESTOR RELATIONS

No particular investor relations activities were undertaken by the Company during the period under review except dissemination of press releases and exploration reviews to the media, interested shareholders, investors, and brokers, and the maintenance of a website: www.dentonia.com.

FURTHER INFORMATION

For press releases and other up-dated information, please contact Dentonia either by phone, fax, e-mail at dentonia@telus.net, or refer to SEDAR website www.sedar.com or Stockhouse website www.stockhouse.ca.